富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
[redacted] • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

07024444

Our Ref.: S/7911/94 LTO/kk

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 31 May 2007 relating to poll results of annual general meeting and extraordinary general meeting held on 31 May 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 6/14

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING HELD ON 31 MAY 2007 – POLL RESULTS

China Resources Enterprise, Limited (the "Company") is pleased to announce the poll results of the resolutions proposed at the annual general meeting (the "AGM") and the extraordinary general meeting (the "EGM") of the Company both held on 31 May 2007 as follows:

	Resolutions proposed at the AGM	Number of Votes (%)	
		For	Against
1.	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2006.	1,661,290,456 (100%)	0 (0.00%)
	The resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend of HK26 cents per share for the year ended 31 December 2006 payable on or about 15 June 2007 to shareholders whose names appear on the register of members of the Company on 28 May 2007.	1,718,776,470 (99.97%)	542,000 (0.03%)
	The resolution was duly passed as an ordinary resolution.		
3.	(a) To re-elect Mr. Wang Qun as Director.	1,680,304,720 (97.73%)	39,013,750 (2.27%)
	The resolution was duly passed as an ordinary resolution.		
	(b) To re-elect Mr. Lau Pak Shing as Director.	1,680,304,720 (97.73%)	39,013,750 (2.27%)
	The resolution was duly passed as an ordinary resolution.		
	(c) To re-elect Mr. Qiao Shibo as Director.	1,680,298,720 (97.73%)	39,013,750 (2.27%)
	The resolution was duly passed as an ordinary resolution.		
	(d) To re-elect Mr. Yan Biao as Director.	1,680,304,720 (97.73%)	39,013,750 (2.27%)
	The resolution was duly passed as an ordinary resolution.		
	(e) To re-elect Mr. Jiang Wei as Director.	1,680,846,720 (97.76%)	38,471,750 (2.24%)
	The resolution was duly passed as an ordinary resolution.		
	(f) To re-elect Dr. Chan Po Fun, Peter as Director.	1,699,892,470 (99.74%)	4,356,000 (0.26%)
	The resolution was duly passed as an ordinary resolution.		
	(g) To re-elect The Hon. Bernard Charnwut Chan as Director.	1,714,820,470 (99.74%)	4,498,000 (0.26%)
	The resolution was duly passed as an ordinary resolution.		
	(h) To re-elect Mr. Siu Kwing Chue, Gordon as Director.	1,714,820,470 (99.74%)	4,498,000 (0.26%)
	The resolution was duly passed as an ordinary resolution.		
	(i) To fix the fee for Directors for the year ending 31 December 2007 at the rate of HK$80,000 per annum for each executive and non-executive director and HK$160,000 per annum for each independent non-executive director, pro-rated, where appropriate, and payable in December 2007.	1,713,542,320 (99.67%)	5,724,000 (0.33%)
	The resolution was duly passed as an ordinary resolution.		
4.	To re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company until the conclusion of the next annual general meeting at a remuneration to be fixed by the Board of Directors.	1,719,266,320 (100.00%)	0 (0.00%)
	The resolution was duly passed as an ordinary resolution.		
5.	To give a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the issued share capital.	1,720,260,470 (100.00%)	0 (0.00%)
	The resolution was duly passed as an ordinary resolution.		
6.	To give a general mandate to the Directors to issue new shares of the Company not exceeding 20% of the issued share capital.	1,324,240,207 (76.98%)	396,019,263 (23.02%)
	The resolution was duly passed as an ordinary resolution.		
7.	To extend the general mandate to be given to the Directors to issue shares by the addition of the shares repurchased by the Company under Item No. 5 above.	1,333,738,207 (77.53%)	386,522,263 (22.47%)
	The resolution was duly passed as an ordinary resolution.		

	Resolution proposed at the EGM	Number of Votes (%)	
		For	Against
1.	Ordinary resolution on the Notice of the EGM (To approve the conditional share purchase agreement dated 19 April 2007 ("Agreement") made between (i) the Company as the vendor, (ii) China Petrochem & Chemical Corporation ("Sinopec"), and (iii) Sinopec (Hong Kong) Limited, a wholly-owned subsidiary of Sinopec, relating to the acquisition by Sinopec of the entire issued share capital of China Resources Petrochems Investments Limited at a consideration of HK$4,000,000,000 and to authorise the managing director of the Company or any director as delegated by him to execute documents and/or to do all such acts on behalf of the Company in connection with the Agreement)	512,935,863 (99.72%)	1,443,902 (0.28%)
	The resolution was duly passed as an ordinary resolution.		

As at the date of the AGM and EGM, the total number of issued and fully paid up shares of the Company was 2,373,974,120 shares. In [illegible] entitling the holders to attend and vote for or against the

	Directors and Auditors for the year ended 31 December 2006.	[illegible]	[illegible]
	The resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend of HK26 cents per share for the year ended 31 December 2006 payable on or about 15 June 2007 to shareholders whose names appear on the register of members of the Company on 28 May 2007.	1,718,776,470 (99.97%)	542,000 (0.03%)
	The resolution was duly passed as an ordinary resolution.		
3.	(a) To re-elect Mr. Wang Qun as Director.	1,680,304,720 (97.73%)	39,013,750 (2.27%)
	The resolution was duly passed as an ordinary resolution.		
	(b) To re-elect Mr. Lau Pak Shing as Director.	1,680,304,720 (97.73%)	39,013,750 (2.27%)
	The resolution was duly passed as an ordinary resolution.		
	(c) To re-elect Mr. Qiao Shibo as Director.	1,680,298,720 (97.73%)	39,013,750 (2.27%)
	The resolution was duly passed as an ordinary resolution.		
	(d) To re-elect Mr. Yan Biao as Director.	1,680,304,720 (97.73%)	39,013,750 (2.27%)
	The resolution was duly passed as an ordinary resolution.		
	(e) To re-elect Mr. Jiang Wei as Director.	1,680,846,720 (97.76%)	38,471,750 (2.24%)
	The resolution was duly passed as an ordinary resolution.		
	(f) To re-elect Dr. Chan Po Fun, Peter as Director.	1,699,892,470 (99.74%)	4,356,000 (0.26%)
	The resolution was duly passed as an ordinary resolution.		
	(g) To re-elect The Hon. Bernard Charnwut Chan as Director.	1,714,820,470 (99.74%)	4,498,000 (0.26%)
	The resolution was duly passed as an ordinary resolution.		
	(h) To re-elect Mr. Siu Kwing Chue, Gordon as Director.	1,714,820,470 (99.74%)	4,498,000 (0.26%)
	The resolution was duly passed as an ordinary resolution.		
	(i) To fix the fee for Directors for the year ending 31 December 2007 at the rate of HK$80,000 per annum for each executive and non-executive director and HK$160,000 per annum for each independent non-executive director, pro-rated, where appropriate, and payable in December 2007.	1,713,542,320 (99.67%)	5,724,000 (0.33%)
	The resolution was duly passed as an ordinary resolution.		
4.	To re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company until the conclusion of the next annual general meeting at a remuneration to be fixed by the Board of Directors.	1,719,266,320 (100.00%)	0 (0.00%)
	The resolution was duly passed as an ordinary resolution.		
5.	To give a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the issued share capital.	1,720,260,470 (100.00%)	0 (0.00%)
	The resolution was duly passed as an ordinary resolution.		
6.	To give a general mandate to the Directors to issue new shares of the Company not exceeding 20% of the issued share capital.	1,324,240,207 (76.98%)	396,019,263 (23.02%)
	The resolution was duly passed as an ordinary resolution.		
7.	To extend the general mandate to be given to the Directors to issue shares by the addition of the shares repurchased by the Company under Item No. 5 above.	1,333,738,207 (77.53%)	386,522,263 (22.47%)
	The resolution was duly passed as an ordinary resolution.		

	Resolution proposed at the EGM	Number of Votes (%)	
		For	Against
1.	Ordinary resolution on the Notice of the EGM (To approve the conditional share purchase agreement dated 19 April 2007 ("Agreement") made between (i) the Company as the vendor, (ii) China Petrochem & Chemical Corporation ("Sinopec"), and (iii) Sinopec (Hong Kong) Limited, a wholly-owned subsidiary of Sinopec, relating to the acquisition by Sinopec of the entire issued share capital of China Resources Petrochems Investments Limited at a consideration of HK$4,000,000,000 and to authorise the managing director of the Company or any director as delegated by him to execute documents and/or to do all such acts on behalf of the Company in connection with the Agreement)	512,935,863 (99.72%)	1,443,902 (0.28%)
	The resolution was duly passed as an ordinary resolution.		

As at the date of the AGM and EGM, the total number of issued and fully paid up shares of the Company was 2,373,974,120 shares. In relation to all resolutions proposed at the AGM, the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM was 2,373,974,120 shares. There is no restriction on any shareholders casting votes on any of the resolutions at the AGM.

In relation to the resolution proposed at the EGM, the total number of shares entitling the holders to attend and vote for or against the resolution at the EGM was 1,141,209,740 shares. China Resources (Holdings) Company Limited and its associates, together holding 1,232,764,380 shares, had abstained from voting on the ordinary resolution proposed at the EGM.

Standard Registrars Limited, the Share Registrars of the Company, acted as scrutineer for the poll at the AGM and the EGM.

Shareholders may refer to the circulars dated 26 April 2007 and 11 May 2007 for details of the above resolutions proposed at the AGM and the EGM. The circulars may be viewed and downloaded from the Company's website at www.cre.com.hk or the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk.

For and on behalf of
China Resources Enterprise, Limited
CHEN Shulin
Managing Director

Hong Kong, 31 May 2007

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director); the non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi; and the independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

END